EX-99.5
                                PATENT

United States Patent No. 5,536,223

Dennis A. Ferber, July 16, 1996

Exercise Device.

ABSTRACT


An exercise device having a coupling assembly attaching a pair of elongated handles, is provided for reversible rotation thereabout. Each of the handles includes a tubular housing within which a torque adjustment apparatus is disposed. The coupling assembly permits reversible frictional adjustment of the angle formed by the elongated handles to provide exercise of the musculature of the chest and shoulders as the user moves the arms toward or away from each other. The user can adjust the level of resistance to arm movement by adjustment at the coupling assembly. The coupling assembly includes a first spatulate member having a first elongated arm fixed thereto for rotational movement thereabout, a conical member is fixed at the base to the first spatulate member at an angle to the first elongated arm.
An integral anti-rotation boss having an integral threaded rod is faxed thereto, includes an elongated receiving member disposed at an angle to the second elongated arm. The receiving member has a recess for receipt of the conical member, for rotational movement thereabout, and for receipt of an anti-rotation disc which is fixed to the boss. An elongated nut is disposed coaxially within the receiving member for thread engagement with the threaded rod. Cup shaped washers, urged against the anti-rotation disc b the elongated nut provide a capability of altering resistance to movement of the elongated arms.